

March 9, 2023

Jeff Trigilio
Chief Financial Officer
Cullinan Oncology, Inc.
One Main Street, Suite 1350
Cambridge, MA 02142

      Re: Cullinan Oncology, Inc.
           Registration Statement on Form S-3
           Filed March 9, 2023
           File No. 333-270384

Dear Jeff Trigilio:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jimmy McNamara at 202-551-7349 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Life Sciences

cc: Thomas J. Danielski